Correspondence

9717 Key West Avenue, Suite 100 Rockville, MD 20850	Phone 301-825-6061 Website www.OpGen.com

November 21, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Juan Grana

Re:	OpGen, Inc. Registration Statement on Form S-3 File Number 333-275516

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3, be accelerated so that it will be declared effective at 4:30 p.m. on November 22, 2023, or at such later time as is requested by counsel to the Company.

Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Peter A. Jaslow at (215) 665-8500.

Sincerely,

/s/ Oliver Schacht

Oliver Schacht

President & Chief Executive Officer
OpGen, Inc.

cc: Peter A. Jaslow, Esq.